UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31621 / May 20, 2015

_____

In the Matter of   :
                                                          :
UBS CASHFUND INC.   :
c/o UBS Global Asset Management (Americas) Inc.   :
Attn: Keith A. Weller   :
1285 Avenue of the Americas, 12th Floor   :
New York, NY 10019-6028   :
                                                          :
(811-2802)   :
                                                          :
_____

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

UBS Cashfund Inc. filed an application on March 12, 2015, requesting an order under section
8(f) of the Act declaring that it has ceased to be an investment company.

On April 24, 2015, a notice of filing of the application was issued (Investment Company Act
Release No. 31578). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall
forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

                                    Robert W. Errett
                                    Deputy Secretary